EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Thrivent Asset Management, LLC Thrivent ETF Trust Thrivent Distributors, LLC 901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402-3211	File No. 812-

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

All communications and orders to:

John D. Jackson

Thrivent ETF Trust

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

jay.jackson@thrivent.com

With a copy to:

Brian McCabe, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199-3600

617-951-7801

brian.mccabe@ropesgray.com

Jeremy Smith, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

212-596-9858

jeremy.smith@ropesgray.com

Page 1 of 25 sequentially numbered pages (including appendices).

As filed with the U.S. Securities and Exchange Commission on December 7, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Thrivent Asset Management, LLC Thrivent ETF Trust Thrivent Distributors, LLC 901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402-3211 File No. 812-___	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

I.	SUMMARY OF APPLICATION

In this application, Thrivent ETF Trust (“Trust”), Thrivent Asset Management, LLC (“Initial Adviser”) and Thrivent Distributors, LLC (the “Distributor” and, together with the Trust and the Initial Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, including as amended by the order dated February 9, 2021 (“Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

[1]

Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order that are incorporated by reference herein.

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the 1940 Act.

II.	APPLICANTS

A. The Trust

The Trust is a voluntary association organized under the laws of the Commonwealth of Massachusetts and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act.

B. The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a limited liability company with its principal place of business in Minneapolis, Minnesota. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to the approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Trust will enter into a distribution agreement either with the Distributor or a different distributor as described below. The Distributor is a limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and would act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

[3]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the 1940 Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

John D. Jackson, Secretary of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on December 6, 2021:

RESOLVED:	that the officers of the Thrivent ETF Trust (the “Trust”) be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and that grants pursuant to Sections 6(c) and 17(b) of the 1940 Act an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and

FURTHER RESOLVED:	that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and

FURTHER RESOLVED:	that such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

David S. Royal, Elected Manager and President of the Adviser and Elected Manager of the Distributor, is authorized to sign and file this document on behalf of the Adviser and the Distributor pursuant to the general authority vested in him as Elected Manager of each.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this application.

Thrivent ETF Trust

By:	/s/ John D. Jackson
Name: John D. Jackson
Title: Secretary

Thrivent Asset Management, LLC

By:	/s/ David S. Royal
Name: David S. Royal
Title: Elected Manager and President

Thrivent Distributors, LLC

By:	/s/ David S. Royal
Name: David S. Royal
Title: Elected Manager

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Thrivent ETF Trust; that he is the Secretary of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 7th day of December, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Thrivent ETF Trust

By:	/s/ John D. Jackson
Name: John D. Jackson
Title: Secretary

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Thrivent Asset Management, LLC; that he is Elected Manager and President of such entity; and that all actions taken by the managing member or other persons necessary to authorize deponent to execute and file such instrument this 7th day of December, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Thrivent Asset Management, LLC

By:	/s/ David S. Royal
Name: David S. Royal
Title: Elected Manager and President

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Thrivent Distributors, LLC; that he is Elected Manager of such entity; and that all actions taken by the managing member or other persons necessary to authorize deponent to execute and file such instrument this 7th day of December, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Thrivent Distributors, LLC

By:	/s/ David S. Royal
Name: David S. Royal
Title: Elected Manager

APPENDIX A

Initial Fund

Thrivent Small-Mid Cap ESG ETF

The Thrivent Small-Mid Cap ESG ETF seeks long-term capital growth. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in equity securities of small and mid-sized companies. The Adviser focuses mainly on the equity securities of small and mid-sized U.S. companies that the Adviser determines have sustainable long-term business models and a demonstrated commitment to environmental, social and/or corporate governance (“ESG”) policies, practices or outcomes.

APPENDIX B

First Marked Copy

~~UNITED STATES OF AMERICA~~

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

~~BEFORE THE~~

~~U.S.~~UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

~~File No. 812-15216~~

In the Matter of Thrivent Asset Management, LLC Thrivent ETF Trust Thrivent Distributors, LLC 901 Marquette Avenue, Suite 2500 Minneapolis, MN 55402-3211	File No. 812-

~~Amendment No. 1 to the~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

~~In the Matter of~~

~~Schwab Strategic Trust~~

~~Charles Schwab Investment Management, Inc.~~

~~211 Main Street~~

~~San Francisco, CA 94105~~

~~SEI Investments Distribution Co.~~

~~1 Freedom Valley Drive~~

~~Oaks, PA 19456~~

~~Please send all~~All communications ~~regarding the application~~and orders to:

~~David J. Lekich, Esq.~~

~~Charles Schwab Investment Management, Inc.~~

~~211 Main Street~~

~~San Francisco, CA 94105~~

John D. Jackson

Thrivent ETF Trust

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402

~~with~~With a copy to:

~~Adam T. Teufel~~Brian McCabe , Esq.

~~Dechert LLP~~

~~1900 K Street, NW~~

~~Washington, DC 20006-1110~~

Ropes  & Gray LLP

800 Boylston Street

Boston, MA 02199-3600

617-951-7801

brian.mccabe@ropesgray.com

~~John Munch~~

~~SEI Investments Distribution Co~~Jeremy Smith, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

212-596-9858

jeremy.smith@ropesgray.com

~~1 Freedom Valley Drive~~

~~Oaks, PA 19456~~

Page 1 of ~~8~~7 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on ~~May 20~~December 7, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

~~In the Matter of~~

In the Matter of

~~Schwab Strategic Trust~~
~~Charles Schwab Investment~~Thrivent Asset

Management, ~~Inc.~~LLC
~~SEI Investments Distribution Co.~~Thrivent ETF Trust

Thrivent Distributors, LLC

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

File No. 812-___

~~Amendment No. 1 to the~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.
~~File No. 812-15216~~

I.	SUMMARY OF APPLICATION

~~I.~~	~~SUMMARY OF APPLICATION~~

In this application, ~~Schwab Strategic~~Thrivent ETF Trust (“Trust”), ~~Charles Schwab Investment~~Thrivent Asset Management, ~~Inc.~~LLC (“Initial Adviser”) ~~and SEI Investments Distribution Co.~~Thrivent Distributors, LLC (the “Distributor” and, together with the Trust and the Initial Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (“Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, including as amended by the order dated February 9, 2021 (“Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.4

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).5

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the 1940 Act.

~~II.~~	~~APPLICANTS~~

II.	APPLICANTS

~~A. The Trust~~

A. The Trust

The Trust is a ~~statutory trust~~voluntary association organized under the laws of the ~~State of Delaware. The Trust currently consists of 26 series,~~Commonwealth of Massachusetts and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act.

[4]

Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[5]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order that are incorporated by reference herein.

~~B. The Adviser~~

B. The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a ~~Delaware corporation~~limited liability company with its principal place of business in ~~San Francisco, California~~Minneapolis, Minnesota. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.6

Subject to the approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

~~C. The Distributor~~

C. The Distributor

The Trust ~~has entered~~will enter into a distribution agreement either with the Distributor or a different distributor as described below. The Distributor~~, a Pennsylvania corporation, is a registered~~ is a limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and ~~will~~would act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

~~III.~~	~~REQUEST FOR RELIEF~~

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	~~•~~	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and

•	~~•~~	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act.

[6]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

IV. NAMES AND ADDRESSES

~~IV.~~	~~NAMES AND ADDRESSES~~

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

~~V.~~	~~PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES~~

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the 1940 Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. ~~Jonathan de St~~

John D. ~~Paer, President and Chief Executive Officer of Schwab Strategic~~Jackson, Secretary of the Trust, is authorized to sign on behalf of ~~Schwab Strategic~~the Trust pursuant to the following resolutions adopted by the board of ~~Schwab Strategic~~trustees of the Trust on ~~February 24~~December 6 , 2021.:

RESOLVED:	that the officers of the ~~Schwab Strategic~~Thrivent ETF Trust (the “Trust”) be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and that grants pursuant to Sections 6(c) and 17(b) of the 1940 Act an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act~~, and that grants pursuant to Section 12(d)(1)(J) of the 1940 Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act;~~; and

FURTHER RESOLVED:	that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and

FURTHER RESOLVED:	that such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

~~Jonathan de St. Paer,~~David S. Royal, Elected Manager and President of ~~Charles Schwab Investment Management, Inc.~~the Adviser and Elected Manager of the Distributor, is authorized to sign and file this document on behalf of the Adviser and the Distributor pursuant to the general authority vested in him as ~~President~~Elected Manager of each.

In accordance with ~~rule~~Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under ~~sections~~Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this application.

~~Schwab Strategic~~Thrivent ETF Trust

	~~By:~~	~~/s/ Jonathan de St. Paer~~

By:	/s/ John D. Jackson
_	Name: John D. Jackson Title: Secretary	~~Jonathan de St. Paer President and Chief Executive Officer~~

~~Charles Schwab Investment~~Thrivent Asset Management, ~~Inc.~~LLC

	~~By:~~	~~/s/ Jonathan de St. Paer~~

By:	/s/ David S. Royal
	Name: David S. Royal	~~Jonathan de St. Paer~~
Title: Elected Manager and President ~~President~~

~~SEI Investments Distribution Co.~~

Thrivent Distributors, LLC

~~By:~~		~~/s/ John Munch~~

By:	/s/ David S. Royal
	Name: David S. Royal Title: Elected Manager	~~John Munch General Counsel and Secretary~~

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~Schwab Strategic~~Thrivent ETF Trust; that he is the ~~President and Chief Executive Officer~~Secretary of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this ~~20~~7th day of ~~May~~December, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Schwab Strategic Trust~~
Thrivent ETF Trust
	~~By:~~	~~/s/ Jonathan de St. Paer~~
~~Name: Jonathan de St. Paer Title: President and Chief Executive Officer~~

By:		/s/ John D. Jackson
Name: John D. Jackson
Title: Secretary

~~Verification Rule 0-2(d)~~

~~Verification of Application~~

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~Charles Schwab Investment~~Thrivent Asset Management, ~~Inc.~~LLC ; that he is Elected Manager and President of such ~~company~~entity ; and that all actions taken by the ~~directors~~managing member or other persons necessary to authorize deponent to execute and file such instrument this ~~20~~7th day of ~~May~~December , 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Charles Schwab Investment Management, Inc.~~
Thrivent Asset Management, LLC

~~By:~~	~~/s/ Jonathan de St. Paer~~
~~Name: Jonathan de St. Paer Title: President~~

By:	/s/ David S. Royal
Name: David S. Royal
Title: Elected Manager and President

~~Verification Rule 0-2(d)~~

~~Verification of Application~~

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~SEI Investments Distribution Co.~~Thrivent Distributors, LLC; that he is ~~General Counsel and Secretary~~Elected Manager of such entity; and that all actions taken by the ~~trustees~~managing member or other persons necessary to authorize deponent to execute and file such instrument this ~~20~~7th day of ~~May~~December , 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~SEI Investments Distribution Co.~~

Thrivent Distributors, LLC		~~By:~~	~~/s/ John Munch~~
~~Name: John Munch Title: General Counsel and Secretary~~

By:	/s/ David S. Royal
Name: David S. Royal
Title: Elected Manager

APPENDIX A

Initial Fund

~~Schwab Ariel~~Thrivent Small-Mid Cap ESG ETF

The ~~fund~~Thrivent Small-Mid Cap ESG ETF seeks long-term capital ~~appreciation. The fund invests primarily in exchange-traded~~growth. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in equity securities of small and mid-sized companies. The Adviser focuses mainly on the equity securities of small and mid-sized U.S. companies that ~~meet certain~~the Adviser determines have sustainable long-term business models and a demonstrated commitment to environmental, social~~,~~ and/or corporate governance (“ESG”) ~~criteria~~policies, practices or outcomes.

APPENDIX C

Second Marked Copy

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

~~Nuveen Fund Advisors~~Thrivent Asset Management, LLC

~~Nushares~~Thrivent ETF Trust

~~Nuveen Securities~~Thrivent Distributors, LLC

~~333 West Wacker Drive~~

~~Chicago, IL 60606~~901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

File No. 812-~~15199~~

~~First Amended and Restated~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

All communications and orders to:

John D. Jackson

Thrivent ETF Trust

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402

With a copy to:

~~W. John McGuire~~Brian McCabe , Esq.

~~Morgan, Lewis & Bockius~~Ropes & Gray LLP

~~1111 Pennsylvania Ave. NW~~

~~Washington, DC 20004-2541~~

~~202.373.6799~~800 Boylston Street

Boston, MA 02199-3600

617-951-7801

~~john.mcguire@morganlewis~~brian.mccabe@ropesgray.com

~~With a copy to:~~

~~Diana R. Gonzalez~~Jeremy Smith , Esq.

Ropes  & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

212-596-9858

jeremy.smith@ropesgray.com

~~Nushares ETF Trust~~

~~333 West Wacker Drive~~

~~Chicago, IL 60606~~

Page 1 of 7 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on ~~March 16~~December 7 , 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

~~Nuveen Fund Advisors~~Thrivent Asset Management, LLC

~~Nushares~~Thrivent ETF Trust

~~Nuveen Securities~~Thrivent Distributors, LLC

~~333 West Wacker Drive~~

901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

~~Chicago, IL 60606~~

File No. 812-~~15199~~___

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.

I.	SUMMARY OF APPLICATION

In this application, ~~Nushares~~Thrivent ETF Trust (“Trust”), ~~Nuveen Fund Advisors~~Thrivent Asset Management, LLC (~~the~~ “Initial Adviser”) and ~~Nuveen Securities, LLC (~~Thrivent Distributors, LLC (the “Distributor”~~) (collectively~~ and, together with the Trust and the Initial Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act (~~the~~ “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, including as amended by the order dated February 9, 2021 (“Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.7

[7]

Natixis ETF Trust II, et al., Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial ~~Funds~~Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers ~~exchange traded~~exchange-traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and ~~any~~the Initial Fund, a “Fund”).8

No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the 1940 Act.

II.	APPLICANTS

A. The Trust

The Trust is a ~~business trust~~voluntary association organized under the laws of the Commonwealth of Massachusetts and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act.

B. The Adviser

The Initial Adviser will be the investment adviser to the Initial ~~Funds~~Fund. The Initial Adviser is a limited liability company with its principal place of business in ~~Chicago, Illinois~~Minneapolis , Minnesota. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.9

[8]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order ~~which is~~that are incorporated by reference herein.

[9]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc.

Subject to the approval by the ~~Fund’s~~Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Trust will enter into a distribution agreement either with the Distributor or a different distributor as described below. The Distributor is a limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and ~~will~~would act as the distributor and principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act; and

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the 1940 Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

~~Diana R. Gonzalez, Vice President and~~John D. Jackson, Secretary of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on ~~January  28~~December 6 , 2021:

RESOLVED:	that the officers of the Thrivent ETF Trust (the “Trust” ) be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) an Application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and that grants pursuant to Sections 6(c) and 17(b) of the 1940 Act an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and ~~it is further~~

FURTHER RESOLVED:	that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and ~~it is further~~

FURTHER RESOLVED:	that such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

~~Christopher M. Rohrbacher, Managing Director of the Initial~~David S. Royal, Elected Manager and President of the Adviser and Elected Manager of the Distributor, is authorized to sign and file this document on behalf of the Adviser and the Distributor pursuant to the general authority vested in him as ~~Managing Director~~Elected Manager of each.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by this application.

~~Nushares~~Thrivent ETF Trust

By:	/s/ ~~Diana R. Gonzalez~~John D. Jackson
Name: ~~Diana R. Gonzalez~~John D. Jackson
Title: ~~Vice President and~~ Secretary

~~Nuveen Fund Advisors~~Thrivent Asset Management, LLC

By:	/s/ ~~Christopher M. Rohrbacher~~David S. Royal
Name: ~~Christopher M. Rohrbacher~~David S. Royal
Title: ~~Managing Director~~Elected Manager and President

~~Nuveen Securities~~Thrivent Distributors, LLC

By:	/s/ ~~Christopher M. Rohrbacher~~David S. Royal
Name: ~~Christopher M. Rohrbacher~~David S. Royal
Title: ~~Managing Director~~Elected Manager

Verification Rule 0-2(d) ~~Verifications~~

Verification of Application

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that ~~she~~he has duly executed the attached application for an order for, and on behalf of, ~~Nushares~~Thrivent ETF Trust; that ~~she~~he is the ~~Vice President and~~ Secretary of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this ~~16~~7th day of ~~March~~December, 2021, have been taken. Deponent further says that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~Nushares~~Thrivent ETF Trust

By:	/s/ ~~Diana R. Gonzalez~~John D. Jackson
Name: ~~Diana R. Gonzalez~~John D. Jackson
Title: ~~Vice President and~~ Secretary

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~Nuveen Fund Advisors~~Thrivent Asset Management, LLC; that he is ~~Managing Director~~Elected Manager and President of such entity; and that all actions taken by the ~~directors~~managing member or other persons necessary to authorize deponent to execute and file such instrument this ~~16~~7th day of ~~March~~December , 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Nuveen Fund Advisors~~Thrivent Asset Management, LLC

By:	/s/ ~~Christopher M. Rohrbacher~~David S. Royal
Name: ~~Christopher M. Rohrbacher~~David S. Royal
Title: ~~Managing Director~~Elected Manager and President

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ~~Nuveen Securities~~Thrivent Distributors , LLC; that he is ~~Managing Director~~Elected Manager of such entity; and that all actions taken by the ~~trustees~~managing member or other persons necessary to authorize deponent to execute and file such instrument this ~~16~~7th day of ~~March~~December , 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Nuveen Securities~~Thrivent Distributors, LLC

By:	/s/ ~~Christopher M. Rohrbacher~~David S. Royal
Name: ~~Christopher M. Rohrbacher~~David S. Royal
Title: ~~Managing Director~~Elected Manager

APPENDIX A

Initial ~~Funds~~Fund

~~Nuveen Santa Barbara Dividend Growth ETF~~

~~The Fund seeks an attractive total return comprised of income from dividends and long-term capital appreciation by investing in dividend-paying exchange-traded equity securities.~~

~~Nuveen Small~~Thrivent Small-Mid Cap ~~Select~~ESG ETF

The Thrivent Small-Mid Cap ESG ETF seeks long-term capital growth. Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in equity securities of small and mid-sized companies. The Adviser focuses mainly on the equity securities of small and mid-sized U.S. companies that the Adviser determines have sustainable long-term business models and a demonstrated commitment to environmental, social and/or corporate governance (“ESG ”) policies, practices or outcomes.

~~The Fund seeks capital appreciation by investing in exchange-traded common stocks of small-capitalization companies.~~

~~Nuveen Winslow Large-Cap Growth ESG ETF~~

~~The Fund seeks long-term capital appreciation by investing primarily in exchange-traded equity securities of large-cap U.S. growth companies that exhibit ESG characteristics.~~